UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Enliven Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29337E102

(CUSIP Number)

5AM Venture Management, LLC

Attn: Galya Blachman, Ph.D., Esq., General Counsel

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29337E102

1.	Names of Reporting Persons 5AM Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,838,092 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,838,092 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,092 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

CUSIP No. 29337E102

1.	Names of Reporting Persons 5AM Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,838,092 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,838,092 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,092 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

CUSIP No. 29337E102

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 960,383 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 960,383 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,383 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

CUSIP No. 29337E102

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 960,383 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 960,383 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,383 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

CUSIP No. 29337E102

1.	Names of Reporting Persons Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,798,475 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,798,475 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,475 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 4,838,092 shares of Common Stock held by Ventures VI and (ii) 960,383 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI and Opportunities GP serves as the sole general partner of Opportunities. As managing members of each of Partners VI and Opportunities GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI and Opportunities.

(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

CUSIP No. 29337E102

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,798,475 shares (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,798,475 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,475 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 4,838,092 shares of Common Stock held by Ventures VI and (ii) 960,383 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI and Opportunities GP serves as the sole general partner of Opportunities. As managing members of each of Partners VI and Opportunities GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI and Opportunities.

(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (“Common Stock”) of Enliven Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1309 Beacon Street, Suite 300, Office 341, Brookline, MA 02446. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)	The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of each of Partners VI, which is the general partner of Ventures VI; and Opportunities GP, which is the general partner of Opportunities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Ventures VI, Partners VI, Opportunities and Opportunities GP was organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On October 13, 2022, the Issuer (formerly known as “Imara Inc.”) and Enliven Therapeutics, Inc., a Delaware corporation (“Old Enliven”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on February 24, 2023, a wholly-owned subsidiary of the Issuer merged with and into Old Enliven, with Old Enliven surviving the Merger as a wholly-owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger, each share of Old Enliven common stock (including preferred stock on an as converted basis) was converted into the right to receive 0.2951 shares of Common Stock. After completion of the Merger, the combined company was renamed “Enliven Therapeutics, Inc.”

Between July 2019 and December 2020, Ventures VI and Opportunities purchased an aggregate of 19,648,846 shares of Old Enliven’s convertible preferred stock, at an aggregate purchase price of $31,749,999.

Immediately prior to the closing of the Merger, Ventures VI purchased 1,952,627 shares of Old Enliven common stock at an aggregate purchase price of $7,500,001 in a private financing.

In the Merger, each of these shares was converted to shares of Common Stock of the Issuer. Following completion of the Merger, Ventures VI and Opportunities directly owned 4,838,092 and 960,383 shares of Common Stock, respectively.

The source of the funds for the purchases by Ventures VI and Opportunities described above was from capital contributions made by each of its general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time, either through selling shares or distributing shares to their respective general partners and limited partners (including by means of Rule 10b5-1 programs). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Andrew J. Schwab, a Managing Member of each of Partners VI and Opportunities GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Schwab may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 6, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Ventures VI	4,838,092	0	4,838,092	0	4,838,092	4,838,092	11.8%
Partners VI (1)	0	0	4,838,092	0	4,838,092	4,838,092	11.8%
Opportunities	960,383	0	960,383	0	960,383	960,383	2.3%
Opportunities GP (2)	0	0	960,383	0	960,383	960,383	2.3%
Schwab (1) (2)	0	0	5,798,475	0	5,798,475	5,798,475	14.1%
Parmar (1) (2)	0	0	5,798,475	0	5,798,475	5,798,475	14.1%

(1)	Includes 4,838,092 shares of Common Stock directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(2)	Includes 960,383 shares of Common Stock directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

	(3)	The percentage of class was calculated based on 41,011,501 shares of Common Stock outstanding as of February 23, 2023, as reported directly by the Issuer to the Reporting Persons.

(c)		Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the Merger, Ventures VI and Opportunities each entered into a lockup agreement (the “Lock-Up Agreement”) with the Issuer pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible, exercisable or exchangeable for Shares; (ii) enter into any hedging, swap, short sale, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether or not such transaction is to be settled by delivery of Shares, other securities, cash, or other consideration; (iii) make any demand for or exercise any right with respect to the registration of any Shares or other Issuer equity securities; and (iv) publicly disclose the intention to do any of the foregoing, in each case, from the date of the Lock-Up Agreement until 180 days after the closing date of the Merger.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit B and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K (File No. 001-39247), filed on October 13, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A       Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Enliven Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: March 6, 2023

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar